# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Laser Fusion, Inc., CIK 0001938570
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, CA, United States (X1), 93117
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002151212

## Reporting persons
- Mirai Creation Fund III: type of reporting person: partnership (PN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 657,543; sole dispositive power 0; shared dispositive power 657,543; aggregate amount beneficially owned 657,543 (8.32% of the class)
- SPARX Asset Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 657,543; sole dispositive power 0; shared dispositive power 657,543; aggregate amount beneficially owned 657,543 (8.32% of the class)
- SPARX Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 657,543; sole dispositive power 0; shared dispositive power 657,543; aggregate amount beneficially owned 657,543 (8.32% of the class)
- Shuhei Abe: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 657,543; sole dispositive power 0; shared dispositive power 657,543; aggregate amount beneficially owned 657,543 (8.32% of the class)

## Item 1. Issuer
Name of issuer: Blue Laser Fusion, Inc.
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, CA 93117, United States

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by: (i) Mirai Creation Fund III, a Japanese limited partnership, (ii) SPARX Asset Management Co., Ltd., a Japanese corporation, (iii) SPARX Group Co., Ltd., a Japanese corporation and (iv) Shuhei Abe, a citizen of Japan (each a "Reporting Person" and, collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The principal business office of each of the Reporting Persons is:

Shinagawa Season Terrace 6F
1-2-70 Konan, Minato-ku, Tokyo 108-0075
Japan
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person.

The common stock of the Issuer is held through SMBC Trust Bank Ltd., acting as trustee of Mirai Creation Fund III. The general partner of Mirai Creation Fund III is SPARX Asset Management Co., Ltd. SPARX Group Co., Ltd. is the sole shareholder of SPARX Asset Management Co., Ltd. Shuhei Abe is a controlling person of SPARX Group Co., Ltd.
Percent of class:
See Row 11 of the cover page for each Reporting Person.
The calculation of the beneficial ownership percentages reported herein is based on 7,904,099 shares of common stock outstanding as of September 4, 2026 as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 9, 2026.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT LIST

Exhibit No. 99.1 Joint Filing Agreement, dated as of September 14, 2026

## Signatures
- Mirai Creation Fund III: By: SPARX Asset Management Co., Ltd., its general partner, By: /s/ Shuhei Abe, Shuhei Abe, President & CEO (09/14/2026)
- SPARX Asset Management Co., Ltd.: By: /s/ Shuhei Abe, Shuhei Abe, President & CEO (09/14/2026)
- SPARX Group Co., Ltd.: By: /s/ Shuhei Abe, Shuhei Abe, President & CEO (09/14/2026)
- Shuhei Abe: /s/ Shuhei Abe, TO COME (09/14/2026)